22-05-03 File Number -82 -3308



03 JUN -9 AM 7:21

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 5th. Street NW
Washington DC 20549



03022782

Facsimile # (202) 942 9624

Reference: ADR Issuer registered under file # -82-3308
(Ticker: KCDMY)

SUPPL

Ladies and Gentlemen:

Attached please find Kimberly Clark de México S.A. de C.V.'s first quarter 2003 filing to the Mexican Bolsa.
The attached is based on being added under file 82-3308, to the list of foreign private issuers
that claim exemption pursuant to rule 12g-3(2)b under the Securities Act of 1934.

Regards,
Kimberly-Clark de México S.A. de C.V.



JORGE LARA FLORES
Director of Finance

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

cc.
File ADR's.
Yxa Bazán (212) 648-5576

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: KIMBER QUARTER: 1 YEAR: 2003

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**23,267,146**	100	**23,241,265**	100
2	**CURRENT ASSETS**	**7,191,827**	**31**	**7,609,124**	**33**
3	CASH AND SHORT-TERM INVESTMENTS	1,868,516	8	2,322,136	10
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	3,635,918	16	3,704,441	16
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	237,523	1	253,307	1
6	INVENTORIES	1,449,870	6	1,329,240	6
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	**0**	**0**	**0**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**16,075,319**	**69**	**15,632,141**	**67**
13	PROPERTY	4,686,852	20	4,572,350	20
14	MACHINERY AND INDUSTRIAL	25,633,128	110	23,338,685	100
15	OTHER EQUIPMENT	40,225	0	37,347	0
16	ACCUMULATED DEPRECIATION	14,852,605	64	13,032,153	56
17	CONSTRUCTION IN PROGRESS	567,719	2	715,912	3
18	**DEFERRED ASSETS (NET)**	**0**	**0**	**0**	**0**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**13,423,823**	100	**12,872,301**	100
21	**CURRENT LIABILITIES**	**6,736,989**	**50**	**5,806,411**	**45**
22	SUPPLIERS	1,369,629	10	1,381,298	11
23	BANK LOANS	1,630,282	12	369,742	3
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	158,036	1	469,815	4
26	OTHER CURRENT LIABILITIES	3,579,042	27	3,585,556	28
27	**LONG-TERM LIABILITIES**	**3,868,465**	**29**	**4,431,267**	**34**
28	BANK LOANS	3,868,465	29	4,431,267	34
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**2,818,369**	**21**	**2,634,623**	**20**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**9,843,323**	100	**10,368,964**	100
34	**MINORITY INTEREST**				
35	**MAJORITY INTEREST**	**9,843,323**	**100**	**10,368,964**	**100**
36	**CONTRIBUTED CAPITAL**	**8,741,514**	**89**	**8,873,207**	**86**
37	PAID-IN CAPITAL STOCK (NOMINAL)	9,838	0	10,067	0
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	3,930,338	40	4,061,802	39
39	PREMIUM ON SALES OF SHARES	4,801,338	49	4,801,338	46
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**1,101,809**	**11**	**1,495,757**	**14**
42	RETAINED EARNINGS AND CAPITAL RESERVE	10,453,275	106	10,385,914	100
43	REPURCHASE FUND OF SHARES	2,294,167	23	2,896,874	28
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(12,156,225)	(123)	(12,440,549)	(120)
45	NET INCOME FOR THE YEAR	510,592	5	653,518	6

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2003**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**1,868,516**	100	**2,322,136**	100
46	CASH	311,694	17	316,800	14
47	SHORT-TERM INVESTMENTS	1,556,822	83	2,005,336	86
18	**DEFERRED ASSETS (NET)**	**0**	100	**0**	100
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**6,736,989**	100	**5,806,411**	100
52	FOREING CURRENCY LIABILITIES	939,089	14	1,090,771	19
53	MEXICAN PESOS LIABILITIES	5,797,900	86	4,715,640	81
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**3,579,042**	100	**3,585,556**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	3,579,042	100	3,585,556	100
27	**LONG-TERM LIABILITIES**	**3,868,465**	100	**4,431,267**	100
59	FOREING CURRENCY LIABILITIES	3,868,465	100	3,374,840	76
60	MEXICAN PESOS LIABILITIES	0	0	1,056,427	24
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**2,818,369**	100	**2,634,623**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	2,818,369	100	2,634,623	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(12,156,225)**	100	**(12,440,549)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	297,973	2	297,973	2
71	INCOME FROM NON-MONETARY POSITION ASSETS	(12,454,198)	(102)	(12,738,522)	(102)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2003**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	454,838	1,802,713
73	PENSIONS FUND AND SENIORITY PREMIUMS	254,082	238,352
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	2,798	2,776
76	WORKERS (*)	5,360	5,117
77	CIRCULATION SHARES (*)	1,200,016,115	1,227,894,655
78	REPURCHASED SHARES (*)	29,265,940	22,975,111

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2003**

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,025,522**	100	**3,878,168**	100
2	COST OF SALES	2,338,352	58	2,220,069	57
3	**GROSS INCOME**	**1,687,170**	**42**	**1,658,099**	**43**
4	OPERATING EXPENSES	558,129	14	514,396	13
5	**OPERATING INCOME**	**1,129,041**	**28**	**1,143,703**	**29**
6	TOTAL FINANCING COST	245,772	6	(7,170)	0
7	**INCOME AFTER FINANCING COST**	**883,269**	**22**	**1,150,873**	**30**
8	OTHER FINANCIAL OPERATIONS	(1,671)	0	(697)	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**884,940**	**22**	**1,151,570**	**30**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	374,348	9	498,052	13
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**510,592**	**13**	**653,518**	**17**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	**510,592**	**13**	**653,518**	**17**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**510,592**	**13**	**653,518**	**17**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**510,592**	**13**	**653,518**	**17**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**510,592**	**13**	**653,518**	**17**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,025,522**	100	**3,878,168**	100
21	DOMESTIC	3,747,788	93	3,711,113	96
22	FOREIGN	277,734	7	167,055	4
23	TRANSLATED INTO DOLLARS (***)	25,092	1	17,344	0
6	**TOTAL FINANCING COST**	**245,772**	100	**(7,170)**	100
24	INTEREST PAID	119,560	49	109,687	1,530
25	EXCHANGE LOSSES	249,285	101	21,217	296
26	INTEREST EARNED	14,446	6	19,740	275
27	EXCHANGE PROFITS	52,450	21	73,113	1,020
28	GAIN DUE TO MONETARY POSITION	(56,177)	(23)	(45,221)	(631)
8	**OTHER FINANCIAL OPERATIONS**	**(1,671)**	100	**(697)**	100
29	OTHER NET EXPENSES (INCOME) NET	(1,671)	(100)	(697)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**374,348**	100	**498,052**	100
32	INCOME TAX	291,471	78	387,375	78
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	82,877	22	110,677	22
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	5,823,297	5,814,593
37	NET INCOME OF THE YEAR	835,720	1,094,507
38	NET SALES (**)	16,455,651	16,464,339
39	OPERATION INCOME (**)	4,750,009	5,184,321
40	NET INCOME OF MAYORITY INTEREST(**)	2,212,222	3,044,226
41	NET CONSOLIDATED INCOME (**)	2,212,222	3,044,226

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**510,592**	**653,518**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	292,662	282,216
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**803,254**	**935,734**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(484,169)	102,659
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**319,085**	**1,038,393**
6	CASH FLOW FROM EXTERNAL FINANCING	204,497	(702,508)
7	CASH FLOW FROM INTERNAL FINANCING	(140,126)	(150,926)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**64,371**	**(853,434)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(236,639)**	**(224,906)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	146,817	(39,947)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	1,721,699	2,362,083
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	1,868,516	2,322,136

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**292,662**	**282,216**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	292,662	282,216
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(484,169)**	**102,659**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	122,811	125,834
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(345,611)	(61,984)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	0	0
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(159,028)	(122,141)
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(102,341)	160,950
6	**CASH FLOW FROM EXTERNAL FINANCING**	**204,497**	**(702,508)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	204,497	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	(702,508)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(140,126)**	**(150,926)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	(94,545)	(95,241)
31	(-) DIVIDENS PAID	(45,581)	(55,685)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(236,639)**	**(224,906)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(236,639)	(224,906)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **2003**

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
	YIELD		
1	NET INCOME TO NET SALES	12.68 %	16.85 %
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	22.47 %	29.36 %
3	NET INCOME TO TOTAL ASSETS (**)	9.51 %	13.10 %
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00 %	0.00 %
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	11.00 %	6.92 %
	ACTIVITY		
6	NET SALES TO NET ASSETS (**)	0.71 times	0.71 times
7	NET SALES TO FIXED ASSETS (**)	1.02 times	1.05 times
8	INVENTORIES ROTATION (**)	7.30 times	6.80 times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	71 days	75 days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.33 %	9.10 %
	LEVERAGE		
11	TOTAL LIABILITIES TO TOTAL ASSETS	57.69 %	55.39 %
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.36 times	1.24 times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	35.81 %	34.69 %
14	LONG-TERM LIABILITIES TO FIXED ASSETS	24.06 %	28.35 %
15	OPERATING INCOME TO INTEREST PAID	9.44 times	10.43 times
16	NET SALES TO TOTAL LIABILITIES (**)	1.23 times	1.28 times
	LIQUIDITY		
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.07 times	1.31 times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.85 times	1.08 times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.54 times	0.59 times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	27.74 %	39.99 %
	CASH FLOW		
21	CASH FLOW FROM NET INCOME TO NET SALES	19.95 %	24.13 %
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(12.03) %	2.65 %
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.67 times	9.47 times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	317.68 %	82.32 %
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(217.68) %	17.68 %
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	100.00 %	100.00 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **2003**

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 1.83	$ 2.46
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 1.83	$ 2.46
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 8.20	$ 8.44
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	2.93 times	3.79 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	13.12 times	13.00 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

s44:

	2003
INSUFICIENCIA EN LA ACTUALIZACION DEL CAPITAL CONTABLE	$10,048,654
EFECTO INICIAL DE I.S.R. DIFERIDO	2,107,571
TOTAL	$12,156,225

	2002
INSUFICIENCIA EN LA ACTUALIZACION DEL CAPITAL CONTABLE	$10,332,978
EFECTO INICIAL DE I.S.R. DIFERIDO	2,107,571
TOTAL	$12,440,549

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: 1 YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 CRISOBA INDUSTRIAL, S.A. DE C.V.	MANU PROD AL CONSU USO PERS Y DE PAPEL	879,454,097	100.00	2,356,937	2,750,358
2 PAPER PRODUCTS TRADE CORPORATION	COMERCIALIZADORA PROD EN EL EXTRANJERO	3,000,000	100.00	9,381	149,357
3 SERVICIOS EMPRESARIALES SORAN, S.A. DE C.V.	SERVICIOS DE DISTRIBUCION Y ALMACENAJE	200,000	100.00	200	682,120
4 TAXI AEREO DE MEXICO, S.A.	TRANSPORTE AEREO	105,002,055	100.00	105,002	141,205
5 PAPELES DE CALIDAD SAN RAFAEL, S.A. DE C.V.	ARRENDAMIENTO DE INMUEBLES Y EQUIPO	18,902,016	100.00	244,101	405,593
6 SIETE SUBSIDIARIAS	ARRENDAMIENTO DE INMUEBLES	1	100.00	300,677	329,006
TOTAL INVESTMENT IN SUBSIDIARIES				**3,016,298**	**4,457,639**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**4,457,639**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	1,027,072	120,672	906,400	3,151,476	1,500,604	2,557,272
MACHINERY	8,745,768	2,439,314	6,306,454	16,192,312	10,267,850	12,230,916
TRANSPORT EQUIPMENT	225,847	141,821	84,026	469,201	359,400	193,827
OFFICE EQUIPMENT	0	0	0	0	0	0
COMPUTER EQUIPMENT	0	0	0	0	0	0
OTHER	40,225	22,944	17,281	0	0	17,281
DEPRECIABLES TOTAL	**10,038,912**	**2,724,751**	**7,314,161**	**19,812,989**	**12,127,854**	**14,999,296**
NOT DEPRECIATION ASSETS						
GROUNDS	53,646	0	53,646	454,658	0	508,304
CONSTRUCTIONS IN PROCESS	567,719	0	567,719	0	0	567,719
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**621,365**	**0**	**621,365**	**454,658**	**0**	**1,076,023**
TOTAL	**10,660,277**	**2,724,751**	**7,935,526**	**20,267,647**	**12,127,854**	**16,075,319**

NOTES

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: **1** YEAR: **2003**

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
OTHER FINANCIAL ENTITIES																
BBVA BANCOMER	31/08/2003	10.55	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	12/05/2003	9.75	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANAMEX	15/06/2009	1.64	0	0	14,411	0	14,410	14,410	14,410	36,027	0	0	0	0	0	0
BONO	01/08/2009	9.33	0	0	0	0	0	0	0	0	0	0	0	0	0	2,695,000
HARTFORD LIFE INSURANCE	15/09/2005	8.68	0	0	0	0	0	0	0	0	0	0	0	539,000	0	0
DEUTSCHE BANK	02/04/2012	2.00	0	0	0	0	0	0	0	0	26,714	0	26,714	26,714	26,714	146,925
BANK OF AMERICA	30/09/2011	2.18	0	0	0	0	0	0	0	0	6,937	6,937	13,874	13,874	13,874	62,432
CITIBANK	23/02/2008	2.08	0	0	0	0	0	0	0	0	10,794	10,795	21,589	21,589	21,589	21,589
CITIBANK	23/02/2005	4.30	0	0	0	0	0	0	0	0	3,430	3,430	6,860	0	0	0
CHASE MANHATTAN BANK	15/04/2003	8.03	0	0	0	0	0	0	0	0	16,350	0	0	0	0	0
CITIBANK	15/12/2003	2.17	0	0	0	0	0	0	0	0	8,194	0	0	0	0	0
CITIBANK	15/12/2003	2.81	0	0	0	0	0	0	0	0	2,156	0	0	0	0	0
DEUTSCHE BANK	20/08/2010	1.56	0	0	0	0	0	0	0	0	10,067	10,067	20,134	20,134	20,134	70,469
TOTAL BANKS			**1,500,000**	**0**	**14,411**	**0**	**14,410**	**14,410**	**14,410**	**36,027**	**84,642**	**31,229**	**89,171**	**621,311**	**82,311**	**2,996,415**
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
0			0	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
PROVEEDORES																
VARIOS			609,640	0	0	0	0	0	0	0	759,989	0	0	0	0	0
TOTAL SUPPLIERS			**609,640**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**759,989**	**0**	**0**	**0**	**0**	**0**
VARIOS			3,530,224	0	447	0	0	0	0	0	48,371	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**3,530,224**	**0**	**447**	**0**	**0**	**0**	**0**	**0**	**48,371**	**0**	**0**	**0**	**0**	**0**

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS																
			5,639,864	0	14,858	0	14,410	14,410	14,410	36,027	893,002	31,229	89,171	621,311	82,311	2,996,415

NOTES

LOS CREDITOS SON EN DOLARES AMERICANOS Y SE USO $10.78 POR UN DÓLAR

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	25,092	276,203	0	0	276,203
OTHER	15,352	159,504	0	0	159,504
TOTAL	**40,444**	**435,707**			**435,707**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	86,619	932,403	0	0	932,403
INVESTMENTS	12,973	141,539	0	0	141,539
OTHER	17,900	195,639	0	0	195,639
TOTAL	**117,492**	**1,269,581**			**1,269,581**
NET BALANCE	**(77,048)**	**(833,874)**			**(833,874)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**437,768**	**4,719,139**	0	0	**4,719,139**
LIABILITIES POSITION	**445,970**	**4,807,554**			**4,807,554**
SHORT TERM LIABILITIES POSITION	87,114	939,089	0	0	939,089
LONG TERM LIABILITIES POSITION	358,856	3,868,465	0	0	3,868,465
NET BALANCE	**(8,202)**	**(88,415)**			**(88,415)**

NOTES

EL TIPO DE CAMBIO UTILIZADO PARA LA CONVERSION DE LA POSICION EN MONEDA EXTRANJERA ES DE $10.78 POR UN DÓLAR.

LAS CIFRAS EN PESOS DE LOS INGRESOS Y EGRESOS ESTAN EXPRESADOS A VALORES HISTORICOS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	5,602,988	8,750,660	3,147,672	0.40	12,725
FEBRUARY	5,714,068	8,938,688	3,224,620	0.28	8,957
MARCH	5,772,535	11,209,847	5,437,312	0.63	34,322
ACTUALIZATION:	0	0	0	0.00	173
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					56,177

NOTES

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **2003**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA BAJIO	PROD.CONS.Y PAPEL PARA ESCRITURA E IMPRESION	0	0
PLANTA NAUCALPAN	PROD. CONS. Y PAPEL PARA ESCRITURA E IMPRESION	0	0
PLANTA ORIZABA	PROD.CONSUMIDOR, PAPEL PARA IMPRESION Y PULPA	0	0
PLANTA RAMOS ARIZPE	PROD.AL CONSUMIDOR	0	0
PLANTA TLAXCALA	PROD.AL CONSUMIDOR	0	0
PLANTA PROSEDE	PROD.AL CONSUMIDOR	0	0
PLANTA ECATEPEC	PROD.AL CONSUMIDOR	0	0
PLANTA TEXMELUCAN	PROD.INSTITUCIONALES	0	0
PLANTA SAN RAFAEL	PAPEL PARA ESCRITURA E IMPRESION	0	0
PLANTA MORELIA	PROD. CONS. Y PAPEL PARA ESCRITURA E IMPRESION	0	0

NOTES

LA CAPACIDAD INSTALADA Y EL PORCENTAJE DE UTILIZACION VARIA SEGÚN LA PRODUCCIÓN

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
POLIETILENO	NEPSA,POLYCEL, CONVERTIDORA				
QUIMICOS	HERCULES MEXICO				
CART. Y CORRUGADOS	SCPM, ENVASES Y EMPAQUES				
SOSA Y CLORO	PENWALT				
MADERA	EJIDOS Y ASERRADEROS				
FIBRA DE BAGAZO	INGENIOS AZUCAREROS				
FIBRA PARA RECICLAR	RECYCLE, REPACSA, ECOFIBRAS				
ADHESIVOS	NATIONAL				
CINTAS Y ELASTOMEROS	3M, FILAMENTOS ELASTOMERICOS				
ALMIDONES	IND. DEL MAIZ, ARANCIA				
CAOLINES	TECNICA OMYA	CELULOSA DE MADERA	GEORGIA PACIFIC, IFP, ARACRUZ		
		FIBRA P/RECICLAR Y RECICLADA	ACCO WASTE, SMURFIT RECYCLING		
		POLIACRILATO DE SODIO	STOCKHAUSEN, DOW		
		FIBRA DE POLIPROPILENO	KOSA, FIBER VISIONS		

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **2003**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PROD. AL CONSUMIDOR		0	0	2,889,020			
PAPEL Y EDUCACIONAL		0	0	858,768			
TOTAL				3,747,788			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER** QUARTER: **1** YEAR: **2003**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

CONSOLIDATED
Final Printing

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
INFORMACION TOTAL		0	0	277,734			
T O T A L				277,734			

NOTES

STOCK EXCHANGE CODE: KIMBER

QUARTER: 1 YEAR: 2003

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2002 — 9,397,305

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,248,223,065

[ ] ARE THE FIGURES FISCALLY AUDITED?   [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2003

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2003 — 9,519,170

Number of shares Outstanding at the Date of the NFEA: (Units) — 1,243,379,865

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **1997**

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

STOCK EXCHANGE CODE: KIMBER | QUARTER: 1 | YEAR: 2003

KIMBERLY - CLARK DE MEXICO S.A DE C.V.

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 1,068,058

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 1,248,223,065

[ ] ARE FIGURES FISCALLY AUDITED?

[X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
I	T	1,243,379,865.00	26/03/2003	31,127.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2003

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF MARZO OF 2003 — 1,030,472

Number of shares Outstanding at the Date of the NFEAR (Units) — 1,243,379,865

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 0000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		4	378,926,470	245,207,705	624,134,175		663	4,454
B		4	307,143,530	268,738,410		575,881,940	538	4,183
TOTAL			**686,070,000**	**513,946,115**	**624,134,175**	**575,881,940**	**1,201**	**8,637**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
1,200,016,115
SHARES PROPORTION BY :

CPO'S : 0
UNITS : 0
ADRS's : 0
GDRS's : 0
ADS's : 5 ACCIONES DE LA SERIE A CORRESPONDEN A UN ADS
GDS's : 0

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	MARKET VALUE OF THE SHARE AT QUARTER
A	104,404,996	27.78000	24.01000
B	63,186,885	26.59000	23.96000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **KIMBER**
KIMBERLY - CLARK DE MEXICO S.A DE C.V.

QUARTER: **1** YEAR: **2003**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1** OF JANUARY TO **31** OF **MARCH** OF **2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR

ING. CLAUDIO X. GONZALEZ LAPORTE
DIR. GRAL. Y PRESIDENTE DEL CONS. ADMON.

C.P. JORGE LARA FLORES
DIRECTOR DE FINANZAS

MEXICO, D.F., AT APRIL 24 OF 2003

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KIMBER

FECHA: 24/04/2003 16:38

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: KIMBERLY - CLARK DE MEXICO S.A DE C.V.
DOMICILIO: JOSE LUIS LAGRANGE 103 3° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 52 82 73 00
FAX: 52 82 72 72 AUTOMATICO: X
E-MAIL: rpayne@kcc.com
DIRECCION DE INTERNET: www.kimberly-clark.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: KCM810226DEA
DOMICILIO FISCAL: JOSE LUIS LAGRANGE 103 3° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: LIC. SERGIO CAMACHO CARMONA
DOMICILIO: JOSE LUIS LAGRANGE 103 2° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 52 82 72 02
FAX: 52 82 73 82
E-MAIL: scamacho@kcc.com

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
NOMBRE: ING. CLAUDIO X. GONZALEZ LAPORTE
DOMICILIO: JOSE LUIS LAGRANGE 103 4° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 73 08
FAX: 52 82 73 48
E-MAIL: marcela.ortiz@kcc.com

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. CLAUDIO X. GONZALEZ LAPORTE
DOMICILIO: JOSE LUIS LAGRANGE 103 4° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: KIMBER   FECHA: 24/04/2003 16:38

CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 73 08
FAX: 52 82 73 48
E-MAIL: marcela.ortiz@kcc.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. JORGE LARA FLORES
DOMICILIO: JOSE LUIS LAGRANGE 103 2° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 07
FAX: 52 82 73 42 52 82 72 18 EXT. 7207
E-MAIL: jorge.lara@kcc.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. JORGE LARA FLORES
DOMICILIO: JOSE LUIS LAGRANGE 103 2° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 07
FAX: 52 82 73 42 52 82 72 18 EXT. 7207
E-MAIL: jorge.lara@kcc.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR FINANCIERO
NOMBRE: C.P. FERNANDO VERGARA ROSALES
DOMICILIO: JOSE LUIS LAGRANGE 103 3° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 34
FAX: 52 82 73 71
E-MAIL: fvergara@kcc.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: SUBDIRECTOR DE ASUNTOS JURIDICOS
NOMBRE: LIC. HUMBERTO ESCOTO ZUBIRAN
DOMICILIO: JOSE LUIS LAGRANGE 103 4° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 39
FAX: 52 82 72 18 EXT. 7239
E-MAIL: hescoto@kcc.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: SECRETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE: LIC. ALBERTO SAAVEDRA OLAVARRIETA

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

CLAVE DE COTIZACION: KIMBER FECHA: 24/04/2003 16:38

DOMICILIO: CAMPOS ELISEOS N° 345 2° PISO EDIFICIO OMEGA
COLONIA: CHAPULTEPEC POLANCO
C. POSTAL: 11560
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 79 54 33 52 79 54 00
FAX: 52 80 62 26
E-MAIL: asaavedra@s-s.com.mx

PUESTO BMV: RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO: SUBDIRECTOR DE FINANZAS
NOMBRE: LIC. ROBERT PAYNE MCDERMENT
DOMICILIO: JOSE LUIS LAGRANGE 103 2° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 04
FAX: 52 82 73 82
E-MAIL: rpayne@kcc.com

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. JORGE LARA FLORES
DOMICILIO: JOSE LUIS LAGRANGE 103 2° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 07
FAX: 52 82 73 42 52 82 72 18 EXT. 7207
E-MAIL: jorge.lara@kcc.com

PUESTO BMV: ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. JORGE LARA FLORES
DOMICILIO: JOSE LUIS LAGRANGE 103 2° PISO
COLONIA: LOS MORALES POLANCO
C. POSTAL: 11510
CIUDAD Y ESTADO: MEXICO, D.F.
TELEFONO: 52 82 72 07
FAX: 52 82 73 42 52 82 72 18 EXT. 7207
E-MAIL: jorge.lara@kcc.com